Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces US$500 million unsecured 10-year debt offering

Net proceeds to repay 2017 term loan

Toronto, Ontario, February 27, 2014 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) announced today that it has priced an offering of debt securities consisting of US$ 500 million principal amount of its 5.95% Senior Notes, due 2024. The notes will be unsecured, senior obligations of Kinross and will be wholly and unconditionally guaranteed by certain of Kinross’ wholly-owned subsidiaries that are also guarantors under Kinross’ senior unsecured credit agreement. The offering is expected to close on March 6, 2014. Kinross intends to use the net proceeds to repay a portion of its term loan, which is due August 2017.

The offering is being made to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933 (the “Act”) and outside the United States pursuant to Regulation S under the Act. The notes have not been and will not be registered under the Act and the notes may not be offered or sold in the United States absent registration under the Act or the availability of an applicable exemption from registration requirements. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any security.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Director, Corporate Communications

phone: 647-788-4179

Andrea.Mandel-Campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, expected or possible events, or statements with respect to expected or possible events. The words, “expects”, “is expected”, or “intends”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would” or “might” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. These factors are not intended to represent a complete list of the factors that could affect Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Kinross announces unsecured debt offering	www.kinross.com